SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Craig E. Landess
2010 Valley View Lane, Suite 250
Dallas, Texas 75234
(972) 243-2762
(972) 243-2764 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

August 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box  [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9

1		name of reporting person Arcadian Energy, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 551,246
	8	shared voting power -0-
	9	sole dispositive power 551,246
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 551,246
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 4.78%
14		type of reporting person CO

Item 1.  Security and Issuer.

This Amendment No. 5 to Statement on Schedule 13D (this “Amendment") relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The Shares are listed and traded on the New York Stock Exchange, Inc.  The CUSIP number of the Shares is 029174-10-9.

This Amendment No. 5 to Schedule 13D is being filed to reflect the disposition by the Reporting person of Shares on August 31, 2012.  See Item 5 and 6 below.

Item 2.  Identity and Background.

(a)-(c) and (f)   This Amendment is filed on behalf of Arcadian Energy, Inc., formerly International Health Products, Inc., a Nevada corporation (“AEI” or the “Reporting Person”) which has its principal executive offices locates at 2010 Valley View Lane, Suite 250, Dallas, Texas 75234.  All of the issued and outstanding common stock of AEI is owned by a trust for the benefit of the spouse and children of Gene E. Phillips.  Each director and officer of AEI is a citizen of the United States of America.

(d)   In the last five years, neither AEI nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither AEI nor any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

AEI holds the remaining Shares described in Item 5 below as an investment.  AEI has no present plans or proposals which would result in AEI seeking to acquire the entire equity interest in the Issuer.  Except as set forth in this Amendment, AEI has no present plans or proposals which relate to or would result in:

(a)
the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that AEI may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

(b)	an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)	a sale or transfer of a material amount of assets of the Issuer and any of its subsidiaries; or

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e)	any material change in the present capitalization or dividend policy to Issuer; or

(f)	any other material change in the Issuer’s business or corporate structure; or

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)
causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           According to the latest information available from the Issuer, as of August 15, 2012, the total number of issued and outstanding Shares was 11,525,389 Shares.  As of August 31, 2012, after giving effect to the transactions described in Item 5(c) below, AEI as the Reporting Person owns and holds directly and beneficially 551,246 Shares or approximately 4.78% of a class of outstanding Shares.  Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of AEI may be deemed to beneficially own the number of Shares owned by AEI described above.  The directors of AEI, Craig E. Landess and Christine Morin, each may be deemed to beneficially own pursuant to Rule 13d-3 the 551,246 Shares or approximately 4.78% of the class outstanding.  Pursuant to Rule 13d-4, Mr. Landess and Ms. Morin each expressly declares that the filing of this Amendment shall not be construed as an admission that either Mr. Landess or Ms. Morin is, for the purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b)           Each of the directors of AEI share voting and dispositive power over the 551,246 Shares held by AEI.

(c)           During the sixty calendar days ended August 31, 2012, the Reporting Person and its executive officers did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for AEI’s disposition of 1,180,000 (approximately 10.238% of the outstanding) Shares by sale for $2.20 per Share (a total of $2,596,000) as a single block to Realty Advisors, LLC, an independent third party which owns other Shares.  After giving effect to such transaction, AEI continues to own and hold 551,246 Shares (approximately 4.78% of the outstanding).

(d)           No person other than AEI or its Board of Directors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by AEI.

(e)           After giving effect to the transaction described in Item 5(c) above, AEI ceased to be the beneficial owner of more than five percent of the class of securities on August 31, 2012.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Substantially all of the 551,246 Shares owned directly by AEI are held in bank and brokerage accounts along with other securities owned by AEI and as such, such Shares may be deemed to be “collateral” for any borrowing made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers.  Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Except as set forth in the preceding paragraph, AEI does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth on this Amendment No. 5 to Statement on Schedule 13D is true, complete and correct.

Dated: September 4, 2012

ARCADIAN ENERGY, INC.

By: /s/ Craig E. Landess
Craig E. Landess, President